U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1, Investment Company Act File Number: 811-04098			Date examination completed: August 13, 2014

2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:
Vanguard Target Retirement 2010 Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2055 Fund
Vanguard Target Retirement 2060 Fund
Vanguard Target Retirement Income Fund

4. Address of principal executive office: (number, street, city, state, zip code)
100 Vanguard Boulevard, Malvern, PA 19355

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the Vanguard Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Vanguard Funds listed within Attachment A (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of July 21, 2014. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 21, 2014, and with respect to agreement of security purchases and sales, for the period from April 22, 2014 through July 21, 2014:

· Confirmation of securities held by VAST, the Funds’ transfer agent, in book entry form without prior notice to management;
· Reconciliation of all such securities to the books and records of the Funds and VAST;
· Agreement of 16 security purchases and 16 security sales between April 22, 2014 and July 21, 2014, from the books and records of the Funds to VAST.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that the Vanguard Funds listed within Attachment A complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 21, 2014 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Vanguard Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

August 13, 2014

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

Attachment A
Vanguard Fund of Funds	Period

Vanguard Valley Forge Funds:
Vanguard Managed Payout Fund	4/22/2014 – 7/21/2014

Vanguard Variable Insurance Funds:
Conservative Allocation Portfolio	4/22/2014 – 7/21/2014
Moderate Allocation Portfolio	4/22/2014 – 7/21/2014
Total Stock Market Index Portfolio	4/22/2014 – 7/21/2014

Vanguard Trustees' Equity Fund:
Vanguard Diversified Equity Fund	4/22/2014 – 7/21/2014

Vanguard STAR Funds:
Vanguard LifeStrategy Conservative Growth Fund	4/22/2014 – 7/21/2014
Vanguard LifeStrategy Growth Fund	4/22/2014 – 7/21/2014
Vanguard LifeStrategy Income Fund	4/22/2014 – 7/21/2014
Vanguard LifeStrategy Moderate Growth Fund	4/22/2014 – 7/21/2014
Vanguard STAR Fund	4/22/2014 – 7/21/2014

Vanguard Chester Funds:
Vanguard Target Retirement 2010 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2015 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2020 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2025 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2030 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2035 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2040 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2045 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2050 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2055 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2060 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement Income Fund	4/22/2014 – 7/21/2014

Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

We, as members of management of The Vanguard Funds listed within Attachment A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of July 21, 2014, and from April 22, 2014 through July 21, 2014.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 21, 2014, and from April 22, 2014 through July 21, 2014, with respect to securities reflected in the investment accounts of the Funds.

The Vanguard Funds

By:	/s/ F. William McNabb III
F. William McNabb III
Chairman and Chief Executive Officer for each
of the Funds

Date: 9/2/2014

/s/ Thomas J. Higgins
Thomas J. Higgins
Chief Financial Officer for each of the Funds

Date: 8/6/2014

Attachment A
Vanguard Fund of Funds	Period

Vanguard Valley Forge Funds:
Vanguard Managed Payout Fund	4/22/2014 – 7/21/2014

Vanguard Variable Insurance Funds:
Conservative Allocation Portfolio	4/22/2014 – 7/21/2014
Moderate Allocation Portfolio	4/22/2014 – 7/21/2014
Total Stock Market Index Portfolio	4/22/2014 – 7/21/2014

Vanguard Trustees' Equity Fund:
Vanguard Diversified Equity Fund	4/22/2014 – 7/21/2014

Vanguard STAR Funds:
Vanguard LifeStrategy Conservative Growth Fund	4/22/2014 – 7/21/2014
Vanguard LifeStrategy Growth Fund	4/22/2014 – 7/21/2014
Vanguard LifeStrategy Income Fund	4/22/2014 – 7/21/2014
Vanguard LifeStrategy Moderate Growth Fund	4/22/2014 – 7/21/2014
Vanguard STAR Fund	4/22/2014 – 7/21/2014

Vanguard Chester Funds:
Vanguard Target Retirement 2010 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2015 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2020 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2025 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2030 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2035 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2040 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2045 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2050 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2055 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement 2060 Fund	4/22/2014 – 7/21/2014
Vanguard Target Retirement Income Fund	4/22/2014 – 7/21/2014